Exhibit 10.25

August 26, 2009

Laurent Paulhac 65 Chapel

Road Waccabuc, NY 10597

Re:	New York Mercantile Exchange, Inc. Employment Offer

Dear Laurent:

We believe that you will be a tremendous asset to CME Group as Managing Director, OTC and Management Team member and are pleased to present our offer of employment with New York Mercantile Exchange, Inc. (“NYMEX”). Your anticipated start date with NYMEX is September 1, 2009 (“Effective Date”). This offer letter (“NYMEX Offer”) sets forth both the standard elements of your employment with NYMEX and the limited contractual terms of your employment with NYMEX.

SUMMARY OF STANDARD ELEMENTS OF EMPLOYMENT

You will have a starting annual salary of $350,000, payable biweekly, and will report to Rick Redding.

In your role as Managing Director and Management Team member, you will be eligible to participate in the CME Group Annual Incentive Plan (“AIP”) at the New Growth Management Team level. The AIP is a bonus program that is funded based on CME Group’s achievement of certain earnings targets and awarded based on company performance, individual performance and teamwork skills. The target bonus opportunity for your role for 2009 is 100% of your base earnings, with a maximum payout of 300%. Your participation in the AIP for 2009 will be based on your earnings with NYMEX from the Effective Date.

You will also eligible to participate in the CME Equity Program at the Management Team level. Your annual long-term incentive opportunity under the CME Equity Program for 2009 is equal to 125% of your base salary. For 2010, your target opportunity under the Program will be 175% of your base salary subject to a range of .5 to 1.5x of target. Annual grants under the Program will be contingent upon authorization by the Compensation Committee of CME Group, and if so authorized by the Compensation Committee, will be granted in the form of stock options and restricted stock and will normally be made in September. Equity grants for 2009 will be issued on or about September 15, 2009. The actual number of stock options and restricted stock granted will be determined at the time of the grant using the grant day’s closing stock price. Further information regarding the grant details and CME’s Equity Program will be included in a grant packet that will be distributed with your grant.

In addition to the above programs, as a Managing Director and Management Team member you will be eligible for all compensation and benefit programs available to employees at the same level. Your participation in all compensation and benefit programs, including the AIP and Equity programs is subject to the terms and conditions of the programs unless noted otherwise in this letter. The enclosed New Employee Orientation Information Packet includes a description of benefits and additional details regarding the programs. Please contact Human Resources for further information regarding the programs. Also included in the Packet are the forms needed to add you to CME Group systems.

This offer is contingent upon your signing the attached Confidentiality, Non-Competition and Non-Solicitation Agreement, which is required as a condition of employment with NYMEX. The offer is also contingent on successful completion of a drug test, standard reference check, and background check, as well as verification of your eligibility to work in the United States. This offer may be revoked at NYMEX’s discretion based on the results of these tests.

Please note that your employment with NYMEX is for no specified period of time and is “at-will”. As a result, you may resign at any time, for any reason or for no reason, after providing NYMEX with two weeks’ notice. Similarly, NYMEX may terminate the employment relationship at any time, with or without notice or reason. Finally, by accepting this offer, you confirm that you are not a party to any written agreement with a current or previous employer, such as a covenant not to compete or non-disclosure agreement that prevents you from working for NYMEX.

CONTRACTUAL TERMS

Sign-On Bonus

NYMEX will pay you a sign-on bonus of $50,000, less applicable tax withholding. This bonus is subject to your execution of the attached Sign-On Bonus Agreement. The bonus will be paid on September 18, 2009 provided that you submit an executed Sign-On Bonus Agreement to NYMEX no later than August 31, 2009.

2009 Equity Grant

NYMEX will issue you an equity grant under the Equity Program at target (125% of base salary) for the year 2009.

Retention Award

Contingent upon your continued employment with NYMEX, NYMEX will assume the obligation contained in your Employment Agreement with CMA (“CMA Agreement”) to pay you a retention award in the amount of $100,000 in both 2010 and 2011 (“Retention Award”). NYMEX intends to pay this Retention Award on or before March 15 of each applicable year, but in no event shall such payments be made later than December 31 of each applicable year. You shall forfeit the right to payment of any portion of the Retention Award that has not yet been paid if you voluntarily terminate employment. In the event that NYMEX involuntarily terminates your employment without Cause, or if your employment terminates as a result of death or Disability, prior to the payment of the entire Retention Award, any unpaid portion of the Retention Award will be paid to you within 90 days of your termination, death or Disability.

For the purposes of the Retention Award, “Cause” shall mean: (i) commission of, conviction of, or plea of guilty or nolo contendere to, any criminal violation involving dishonesty or fraud; (ii) willful engagement in any act or acts of dishonesty or misconduct that materially injures NYMEX and/or any other CME Group company or its business or reputation or that NYMEX reasonably determines to adversely affect your value, reliability or performance to NYMEX and/or any other CME Group company; (iii) willful and substantial nonperformance of assigned duties, provided that such nonperformance has continued more than sixty days after NYMEX has given you written notice of such nonperformance and its intention to terminate your employment because of such nonperformance, and an opportunity to cure such alleged nonperformance; (iv) failure to reasonably cooperate with NYMEX in any CME Group internal investigation, following a written request by NYMEX to cooperate; or (v) any other willful act or omission by you in violation or disregard of NYMEX’s and/or CME Group’s policies, including but not limited to the CME Group Code of Conduct and related policies. In addition, your employment shall be deemed to have terminated for Cause if, after your employment has terminated, facts and circumstances are discovered that would have justified a termination for Cause.

Non-Compete Payment

NYMEX shall assume the obligation contained in your CMA agreement to pay you the sum of $1,240,000 (the “Non-Compete Payment”) in exchange for your entry into a non-compete agreement with CMA (“CMA Non-Compete”), a copy of which is set forth in Appendix A to this Letter. Contingent upon your full compliance with the terms of the CMA Non-Compete, the Non-Compete Payment shall be paid in three installments at the following times and in the following amounts:

(i)	on or before September 30, 2009, NYMEX shall pay you four hundred thousand dollars ($400,000);

(ii)	on or before September 30, 2010, NYMEX shall pay you four hundred thousand dollars ($400,000); and

(iii)	on or about September 30, 2011, NYMEX shall pay you four hundred forty thousand dollars ($440,000).

NYMEX shall only be required to make the Non-Compete payments if, at all times prior to an applicable payment, you have fully complied with the CMA Non-Compete. If you are in violation of the CMA Non-Compete, you shall forfeit your right to receive any unpaid portion of the Non-Compete Payment and, furthermore, you shall refund any portion of the Non-Compete Payment previously made to you. You agree to make such repayment upon NYMEX’s written request.

CMA LTIP Minimum Guaranteed Payment

NYMEX shall assume the obligation in your CMA Agreement (which is also set forth in the LTIP Award Agreement issued to you by CMA) to pay you a guaranteed minimum payment of $1,000,000 (“Minimum Payment”) under the CMA Long-Term Incentive Plan on or before September 30, 2009. This Minimum Payment is subject to the terms set forth in the LTIP Award Agreement issued to you by CMA dated September 1, 2009.

Transition of CMA Duties

You shall continue to provide services to Credit Market Analysis (“CMA”) on a part-time basis for the period of time (the “Transition Period”) necessary to conduct a search for a replacement CEO for and integrate the new CEO to CMA. During the Transition Period, you shall exercise all such authority and perform all such executive duties as are commensurate with the duties of the position of CEO of CMA in accordance with policies and procedures established by CMA’s Board of Directors. It is anticipated that this will result in approximately 75% of your time during the Transition Period spent on the business of CME Group and approximately 25% of your time during the Transition Period spent on the business of CMA.

Definitions

“Termination of Employment” - For the purposes of the Contractual Terms, “termination of employment” and any other reference to employment termination shall mean that you have a separation from service from NYMEX within the meaning of Code Section 409A.

Code Section 409A

It is intended that this NYMEX Offer will comply with the provisions of Code Section 409A and the treasury regulations relating thereto so as not to subject you to the payment of interest and tax penalty which may be imposed under Code Section 409A. Accordingly, any payments due to you under this Amendment and Restatement may be delayed by six (6) months if necessary to comply with Code Section 409A. In addition, in furtherance of this interest, to the extent that any regulations or other guidance issued under Code Section 409A after the date of this NYMEX Offer would result in you being subject to payment of interest and tax penalty under Code Section 409A, the parties agree to amend this NYMEX Offer in order to avoid the application of Code Section 409A.

Interpretation

The validity, interpretation, construction and performance of the Contractual Terms of this NYMEX Offer shall be governed by the laws of the State of New York, without regard to the conflict of law principles thereof. The invalidity or unenforceability of any provision of the Contractual Terms of this NYMEX Offer shall not affect the validity or enforceability of any other provision of the Contractual Terms of this NYMEX Offer.

Entire Contractual Terms

The Contractual Terms set forth in this NYMEX Offer constitute the entire understanding between you and NYMEX with regard to the contractual terms of your employment with NYMEX and supersedes any and all prior understandings written or oral. Without limiting the generality of the foregoing, the Contractual Terms of this NYMEX Offer shall supersede and replace your CMA Agreement. For the avoidance of doubt, the Contractual Terms of this NYMEX Offer shall not supersede any written commitments CMA makes to you upon the termination of your employment with CMA for the purpose of accepting this NYMEX Offer or any agreements you execute as part of your employment with NYMEX (e.g., the Confidentiality, Non-Competition and Non-Solicitation Agreement and the Sign-On Bonus Agreement).

Laurent, we are excited about your joining CME Group and believe that you will be a valuable member of the CME Group Management Team. Feel free to contact me at 312-930-4541 if you have any questions.

Sincerely,

/s/ Hilda Harris Piell
Hilda Harris Piell
Managing Director and Chief Human Resources Officer

/s/ Laurent Paulhac
Laurent Paulhac

Appendix A

CMA Non-Compete

Non-Competition. During your employment with NYMEX and through the earlier of a period of 24 months following the date your employment with NYMEX terminates or March 31, 2014, you will not, either individually or as owner, partner, principal, agent, employee, independent contractor, consultant, agent or otherwise, engage in, or assist others in engaging in, any Restricted Business (as defined below in the “Definitions” section) in any of the Restricted Territories (as defined below in the “Definitions” section).

Non-Solicitation of Customers. During your employment with NYMEX and through the earlier of a period of 24 months following the date your employment with NYMEX terminates or March 31, 2014, you will not either for your own account or for any person, firm or company, directly or indirectly in competition with Credit Market Analysis Ltd. (“CMA”) and/or any Associated Company deal with or do business with any Customer (as defined below in the “Definitions” section).

Non-Solicitation of Key Employees. During your employment with NYMEX and through the earlier of a period of 24 months following the date your employment with NYMEX terminates or March 31, 2014, you will not for your own account or for any person, firm or company directly or indirectly solicit or entice away or endeavor to solicit or entice away any person who has, during the period of 12 months preceding the date your employment terminates, been a Key Employee (as defined below in the “Definitions” section) of CMA and/or any Associated Company during such period whether or not any such person would thereby commit breach of contract.

Non-Solicitation of Suppliers. During your employment with NYMEX and through the earlier of a period of 24 months following the date your employment with NYMEX terminates or March 31, 2014, you will not for your own account or for any person, firm or company, directly or indirectly in competition with CMA and/or any Associated Company solicit or entice away or endeavor to solicit or entice away from the CMA and/or any Associated Company any Customer or Supplier (as defined below in the “Definitions” section).

Irreparable Harm. You agree that given the nature of the CMA’s and/or any Associated Company’s business, the scope and duration of the Restrictions contained in this CMA Non-Compete are reasonable and necessary to protect the legitimate business interests of CMA and/or any Associated Company and do not unduly interfere with your career or economic pursuits. You recognize and agree that any breach or threatened or anticipated breach of any part of this CMA Non-Compete will result in irreparable harm and continuing damage to CMA and/or any Associated Company, and that the remedy at law for any such breach or threatened or anticipated breach will be inadequate. Accordingly, in addition to any other legal or equitable remedies that may be available to CMA and/or any Associated Company, you agree that CMA and/or any Associated Company shall be entitled to seek and obtain an injunction or injunctions, without bond or other security, to prevent any breach or threatened or anticipated breach of any such section of this CMA Non-Compete. You agree to reimburse CMA and/or any Associated Company for all costs and expenses, including reasonable attorney’s fees and costs, incurred by CMA and/or any Associated Company in connection with the successful enforcement of its rights under this CMA Non-Compete up to a maximum of $1,340,000. Your obligation to reimburse CMA and/or any Associated Company shall be satisfied in the following order: a) any unpaid portion of the Non-Compete Payment set forth in your NYMEX Offer; b) any paid portion of the Non-Compete Payment set forth in your NYMEX Offer shall be considered to offset your obligation; and c) you shall issue a reimbursement check to CMA and/or any Associated Company up to a maximum amount of $100,000.

Unenforceability. If any provision(s) of this CMA Non-Compete shall be found invalid or unenforceable, in whole or in part, then such provision(s) shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this CMA Non-Compete, as the case may require, and this CMA Non-Compete shall be construed and enforced to the maximum extent permitted by law, as if such provision(s) had been originally incorporated herein as so modified or restricted, or as if such provision(s) had not been originally incorporated herein, as the case may be.

Definitions. For purposes of this CMA Non-Compete:

(a) “Associated Company” means any firm, company, corporation or other organization:—

☐	which is directly or indirectly controlled by CMA; or

☐	which directly or indirectly controls CMA; or

☐	which is directly or indirectly controlled by a third party who also directly or indirectly controls CMA; or

☐	of which CMA or any other Associated Company owns or has a beneficial interest in 20% or more of the issued share capital or 20% or more of its capital assets; or

☐	which is the successor in title or assign of the firms, companies, corporations or other organizations referred to above.

(b) “Customer” means any person, firm or company or other entity which or who at any time during the period of six (6) months preceding the date your employment with NYMEX terminates was a customer or was to your knowledge a prospective customer of CMA and/or any Associated Company and with which or whom you had dealings or on whose business you performed services during such period.

(c) “Key Employee” means any person who at the date your employment with NYMEX terminates is or was at any time during the 12 month period prior to the date your employment with NYMEX terminates employed in an executive or senior managerial capacity or engaged as a consultant with CMA and/or any Associated Company and in each case with whom you or any person reporting to you had dealings in the course of employment other than in a minimal way at any time during the 12 month period prior to the date your employment with NYMEX terminates.

(d) “Restricted Business” means any business:

(i) in direct competition with a line of business that CMA is engaged in and/or has been or was in the process of engaging within the 12-month period prior to the date your employment with NYMEX terminates. Such businesses shall include, but are not limited to the following current competitors – Markit, BQuotes, Bloomberg, Derivative Fitch, GFI (including their holding, associated or affiliated companies) – and any business consisting of the following: a) the provision of credit market data or analysis or credit market related software; b) the provision of emailing or parsing services for persons or entities transacting business in the over-the-counter credit markets; c) the provision of pricing data in relation to such markets based on data contributions from buy-side participants in those markets leveraging the functionality of the emailing parsing services referred to in b); and d) the provision of reference data in a manner that would compete with the RED codes promulgated by Market Group Limited;

(ii) in direct competition with a line of business in which CMA engages in the future, including, but not limited to, data screening services of a type that would compete directly with CMA’s Alphavision product. For the avoidance of doubt, data screening services comprised within any product or application that primarily involves the statistical manipulation of credit data, including Credit Alpha, do not compete directly with CMA’s Alphavision; and/or

(iii) in direct competition with a line of business that any Associated Company is engaged in, has been or was in the process of engaging within the 12 month period prior to the date your employment with NYMEX terminates, and/or engages in the future in which you have been involved with and/or have knowledge about.

(e) “Restricted Territories” include a) the United Kingdom, b) the United States of America, and/or c) any other territory in which CMA and/or any Associated Company has undertaken during the 12 months prior to the date your employment with NYMEX terminates any material business activities or sold or licensed any products or services, or in which any authorized licensee or user (including any user under a seat license) of its products or services is physically located in each base in relation to a Restricted Business.

(f) “Supplier” means any person, firm, company or other entity which or who at any time during the period of six (6) months preceding the date your employment with NYMEX terminates was a supplier or was to your knowledge a prospective supplier of services or products to CMA and/or any Associated Company and with which or whom you had dealings during such period.